UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of
1934


           NEVADA CLASSIC THOROUGHBREDS, INC.
Name of Small Business Issuer in its charter


NEVADA                              86-1007952
(State of Incorporation)            IRS EIN

1649 E. Hackamore, Mesa, AZ         85203
(Address of principal executive office)

Company's Telephone Number:  (480) 890-0678

Securities to be registered pursuant to Section 12(g) of the Act.

Nevada Classic Thoroughbreds, Inc. Common Stock




TABLE OF CONTENTS

Part I:

Item 1: Description of Business. . . . . . . . . . . .page 4

Item 2: Plan of Operation. . . . . . . . . . . . . . .page 12

Item 3: Description of Property . . . . . . . . . . . page 19

Item 4: Security Ownership Of Certain Beneficial
        Owners and Management . . . . . . . . . . . . page 21

Item 5: Directors, Executive Officers, Promoters
        and Control Persons . . . . . . . . . . . . . page 22

Item 6: Executive Compensation . . . . . . . . . . . .page 24

Item 7: Certain Relationships And Related
        Transactions . . . . . . . . . . . . . . . . .page 25

Item 8: Description of Securities . . . . . . . . . . page 25

Part II

Item 1: Market Price For Common Equity
        And Related Stockholder Matters. . . . . . . . page 27

Item 2: Legal Proceedings. . . . . . . . . . . . . . . page 28

Item 3: Changes In And Disagreements
        With The Accountants . . . . . . . . . . . . . page 28

Item 4: Recent Sales Of Unregistered Securities. . . . page 28

Item 5: Indemnification Of Directors And Officers. . . page 28

PART F/S
Financial Statements

Table of Contents . . . . . . . . . . . . . . . . . . . page 30



PART III

Item 1: Index to Exhibits . . . . . . . . . . . . . . . page 38

Item 2: Description of Exhibits . . . . . . . . . . . . page 38


SIGNATURE

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . page 39



PART I:

ITEM 1: Description of Business

Nevada Classic Thoroughbreds, Inc. (henceforth referred to as
NCT) has developed a breeding, training, racing, proprietary, unified horse racing structure. The company is vertically structured making it possible for one or two people to maintain real-time contact with one to four horses. This provides the breeding, training and racing of the individual racehorse to be accomplished completely in-house. The company has control over the unified system.

The company's proprietary solution to the horse racing industry's challenge is "Power Genetics", pre-potent characteristics in horses that can reproduce themselves. The horse characteristics include:

The horse possessing extreme speed at a certain distance and on a particular racing surface.
  The horse possessing a burst of speed for a specific distance from the finish line.
  The horse possessing cosmetic conformation that makes the horse appealing and sellable to other breeders and potential buyers.
  The horse possessing sound racing conformation to avoid injuries while training and racing.

This "Power Genetics" of characteristics gives NCT the probabilities of what a particular mating of horses will produce in their offspring. What training methods to use to capitalize on the horse's natural running style and what races to enter the horse into for the best chance of winning.

There are five distinct markets for the company's horses. The first market is for the inferior foal who does not possess the "Power Genetics" the company desires but has the other qualities that make the horse sellable in the horse industry's auctions. These foals will be sold as yearlings, or weanlings at horse auctions, in the industry. The sale of these inferior horses gives the company immediate cash flow and eliminates the costly expenses of racing inferior racehorses.

The second market is to race the horse in "claiming races". The claiming race is to enable people to buy the horse at the racetrack. This is a viable means of eliminating horses that are good but not quite able to compete at the top level of horse racing.

The third market is to sell the broodmare after it has produced a female foal that possesses the superior "Power Genetics", superior to the broodmare. The broodmare would sell at the industry's auctions, which are throughout the country and designed for the purpose of selling breeding stock.

The fourth market is racing income from the racetrack. When the racehorse races and performs well, NCT will receive income from the winnings or "purse money".

The fifth market is for the syndication of stallions. The stallions that possess outstanding pedigrees, conformation, and race records are syndicated into breeding shares. A breeding share entitles the owner to breed one mare to the stallion in any one particular breeding season for the duration of the stallion's life.

The company intends to breed only one or two broodmares per year. The company can keep and maintain a few horses while providing excellent hands-on care for the horses. NCT intends to minimize costs by having only a few "Power Genetics" breeding, training and racing horses.

The company is not dependent on a few customers since the horse racing industry's market are virtually nationwide where the horse can be raced or bred virtually throughout the entire United States. The company is not limited by its customers or limited by the location of its selected sires. The breeding rights for these stallions are almost without exception readily available and accessible.

The company does not require governmental approval or licensing for any of its breeding programs. However, the racetrack requires a normal training license where the horse is intended to race. The licensing is to provide safety for the horse and riders who train and compete at that specific track. NCT intends to perform this function and there are numerous trainers available as alternatives as the company deems beneficial. NCT believes the licensing is not material to the company being successful in the horserace industry.

The company was incorporated as Cherry Blossom Farms, Inc. in Nevada on January 24, 1994. In October of 1998, the company merged with Nevada Classic Thoroughbreds, then a private company, and Cherry Blossom Farms ceased to exist. Nevada Classic Thoroughbreds then incorporated in the State of Nevada on November 1, 2000. The company's corporate office is located at 1649 E. Hackamore, Mesa, Arizona, 85203. The company's telephone number at that location is (480)-890-0678.

Since inception the company has devoted time for research and development from 1994 to 1998. Since 1998 the management of the company has maintained the broodmare, including the expenses involved with the March 1, 2000 breeding. From 1994 to 1998, this time was spent developing the company's business strategy and the company's "Power Genetics" in order to make the company competitive. NCT believes that this new technology will enable the company to produce horses that race well and can reproduce themselves in their offspring, thus enabling the company to minimize costs while maximizing profits. The Board of Directors of the company has begun to implement this principal business purpose (see Item 2, Plan of Operation, page 12).

There are no environmental laws within any state that materially affect the breeding, training and racing of the company's racehorses. The maintenance and health and welfare of the thoroughbred racehorses far exceed the environmental standards set for the care and maintenance laws required for any livestock.

The company is filing this registration statement to enhance stockholder protection and to provide information to the general public.

On January 4, 1999 the Securities and Exchange Commission adopted that only those companies that report their current financial information to the Securities and Exchange Commission, Banking, or insurance regulators are to be quoted on the OTC Bulletin Board. While at the present time, the company is a non-reporting company with no market for its securities or does not foresee any market for its securities in the foreseeable future, the company is voluntarily filing. The company believes that, if successful, the company will eventually want their securities tradable. The decision of January 4, 1999, the company feels will tend to eliminate markets for the private sales of securities and enlarging the market for public tradable securities. The company believes that if it is to avoid deep discounts in the private sale of its securities, it will need to voluntarily list its securities so that the public will be appraised of its true market value of the securities.

RISK RELATING TO THE COMPANY'S BUSINESS

The company's business is subject to numerous risk factors including but not limited to the following:

The company is a development stage company: limited operating industry. NCT is an early stage company and expects to encounter risks and difficulties frequently faced by early stage companies. NCT dates back to 1994 and purchased its first broodmare in 1998. The company's limited operating history makes an evaluation of the company's future prospects very difficult. NCT cannot be certain that the company's business strategy will be successful or that NCT will successfully address these risks.

NCT anticipates future losses and negative cash flow. The care and maintenance of the company's broodmare, the problems and expenses of foaling, and the normal expenses of feed and shoeing will continue while the income to the company will be in the racing and breeding of the company's horses. This occurs at a minimum of two years after the foal is born. Thus the expenses of the company will continue for at least two years, while the income to the company may not take place for at least two years. While there are available blood stock companies that give horse loans on foals, the company intends to use either the private sale of its securities or the public sale of it securities to finance the company on an ongoing basis, until such time as the company receives income to meet its expenses.

The company's limited operating history makes future forecasting difficult. Because of the company's limited operating history, NCT finds it difficult to forecast its net sales. NCT has limited meaningful historical data on which to base planned operating expenses. NCT has been in the research and development stage without sales since
1994.

The nature of the breeding, training and racing of race horses is highly speculative. The foal may be injured or deformed at birth, the weanlings or yearlings may injure themselves in the pasture or stall or get a disease even before it goes into training. The horses frequently injure themselves while in training and some horses never do make it to the track to have an opportunity to obtain racing income and thus their breeding potential is severely limited. Even if the horse races well with the proper conformation and a desirable pedigree the horse may become infertile and any breeding income would be completely lost, thus all the expenses going into the breeding, training and racing of the horse would be unrecoverable. The horse racing of any particular individual horse is subject to wide and varied circumstances, any one of which could render the horse useless and the company incurring a substantial loss of potential cash flow. Thus anyone interested in the company for investment purposes should look at the company as being highly speculative and the chance of them losing a portion or their entire investment a real possibility.

The greatest controllable risk to the company is whether its "Power Genetic" research technology will be successful.
While a healthy foal possessing the predictable "Power
Genetics" characteristics enables the company to have a positive and optimistic view to the future, only after several breedings over a period of years can the outcome of the company's "Power Genetic" technology be fully judged.
However, if the first few breedings do not produce the predictable "Power Genetics", then the company has lost its advantage and will not be able to compete with the well-established horse farms currently in existence. The company may be forced out of business and the company' stock, become worthless.

The company faces locational problems. The company's advantage is in the development of the foal from birth to training and racing and back to the breeding. This is unique in the industry using only one or two broodmares.
This unique business strategy requires that the broodmare and weanling and yearlings be in close proximity to a public training center or racetrack. The company sees this as a minor problem. The company has the ability to locate anywhere within the United States without compromising its ability to race or sell or breed its racehorses.

The uniqueness of the company in having few horses and its unique business strategy in keeping the breeding, training and racing of its horses within the company is inherently risk-taking. It's similar to "putting all the eggs into one basket". If the company's few horses race well, then the company's vertical structure has the potential to be very profitable, receiving the maximum profits while maintaining the lowest cost. If the company's few horses perform poorly for reasons uncontrollable to the company, such as injury or disease, then the company will experience a great loss or be without revenue for a substantial period of time and may eventually be forced out of business.
These are the reasons most companies specialize in one or two areas of the horse racing industry to avoid the potential catastrophic lapses in income inherent in the horse racing business.

There are many other material factors that affect most
companies that are not material to NCT.  The national races
set a value on the horse's ability.  This along with its
heritage and conformation puts a value upon the horse and
this value is reflected in the industry's readily available
thoroughbred magazines.  Thus the marketing and promotion
is not material. Increasing the company's markets is not
material.  Expansion of the company's services is not
material.  Price competition is not material.  Marketing
strategies for promotional material, cost of advertising,
or other marketing techniques are not material.   The true
value of the horse is its performance, its pedigree and its conformation. This value is standardized and reflected through the industry's national thoroughbred magazines.

An important but not critical factor is the timing of operating costs and capital expenditures relating to specific races. The breeder's cup race has a $40,000 entry fee at the time. The purse money is generally over $1,000,000. If the racehorse was capable and ready to race and the company could not pay the entry fee, then this would be a very real tragedy to the company. Thus the company must maintain sufficient cash to enable it to take advantage of racing opportunities when they present themselves (See Reporting Time and Cost Risks, page 10).
The company at the present time has no cash on hand to meet these entry fee requirements. The company's net income is dependent upon the company's ability to implement it "Power
Genetics" Research Technology and to develop horses that race well and can reproduce themselves.

The loss of Brad Brimhall, Operations Manager, would be a key problem for NCT. It is unlikely that anyone in the company could take over the selection and care of the company's horses, including the breeding, training and racing of the company's horses. Brad Brimhall is the only employee of the company and he is employed only on a part-time basis at the present time. Furthermore, the company does not have key person life insurance.

COMPETITION RISKS

The company is practically alone in its concepts of breeding, training, and racing only a few horses by a single person. If the horses are good the company is extremely profitable. If the horses are not good, it could be catastrophic for the company. NCT believes there are few people or companies that have the research necessary to warrant such risks. Thus the company knows of no person or company in the horse racing industry that can operate as the company intends to operate. The company believes it is on the cutting-edge of new technology in the industry. If the company is wrong in its assertions, then the company will not be able to compete and will be forced out of business. And any stockholder that may have invested money in the company would lose their entire investment.

SECURITIES RISKS

There currently is no market for the company's securities.
Unless the company can show substantial signs of producing its "Power Genetics" in it's foals, then the company feels that there should not be a market for the company securities. The company does not intend to have securities tradable until such time as the company feels that its "Power Genetics" can be produced. Even if the "Power
Genetics" are produced in the company's horses, there are still the uncontrollable factors of disease or injury that makes the company's securities extremely volatile. The company also has few shareholders, approximately 200, thus there is an extremely thin market and the volatility of the company may make a stock holder unable to liquidate their securities if the company's horses are unable to race.

REPORTING TIME AND COST RISKS

The sheer cost involved in an audited financial statement for other companies is incidental to their cost of doing business. Because NCT has such low overhead and such high profit potentials, the cost of its financial statement is a very real risk to the company. The audited financial statement may be as high as 50% of the total cost in any one fiscal year. When considering the time and detail involved in reporting, reporting is a major risk to the company. The cost of an company audit runs $3,500 to $5,500. This cost would represent a year's worth of broodmare care and may even include the breeding costs. On the other hand, if NCT does not become a reporting company, then it does not have access to the OTC Bulletin Board and the ability of the company to have access to the public's securities markets may be non-existent. Even if the company sells its securities by private transaction, the company would incur deep discounts. The company, when selling its private securities may be unrealistic because of the deep discounts incurred. The risk involved in horse racing industry and in NCT specifically may curtail many private security investors from investing in the company.
Furthermore, there is the impact of January 4, 1999, making
OTC Bulletin Board Companies reporting companies. The company feels that this will have a negative impact. This impact has not yet materialized as it affects the private sale and marketability of private securities.

The time it takes to register securities could affect the business strategy of the company. NCT has decided to be a voluntary reporting company. If the reporting time is extensive, then the company may elect not to breed its broodmare, but to put its operating capital from management into making the company's registration statement effective and the company's ongoing reporting to the Securities and Exchange Commission in effect. Thus, if the reporting time is extensive, the company will sacrifice its potential for income to meet the requirements of the Securities and Exchange Commission, which do not directly provide the company with operating capital. Furthermore, the information provided to the Securities and Exchange
Commission would need to be provided in an efficient and timely manner due to the volatility and the sudden abrupt changes in the company's financial position as a result of the health and welfare and racing ability of the company's horses. This timely manner of reporting may take away time from other direct income producing activities of the company.

ANNUAL REPORTS

The company intends to file unaudited financial reports until such time as the company can reasonably incur the costs involved with an audited financial statement. The company expects to be able to provide audited financial statements, fiscal year ending June 30, 2002. The company is voluntarily filing reports to the Securities and Exchange Commission and is a reporting company by its own volition. The company also will be required to file the 10-Q and 10-K reports. The company intends to file an annual report, fiscal year ending June 30, 2002. The company hopes that any person interested in the business of the company will have an opportunity to read any and all information reported to the Securities and Exchange
Commission.

CONFLICT OF INTEREST RISKS

The officers and directors of the company may in the future participate in business ventures that could be deemed to compete directly with the company. Additionally, conflicts of interest and long arm's-length transactions may arise in the future, in the event the company's officers or directors are involved in the management of any firm with which the company may transact business. The company has adopted a policy that the company will not seek to breed, train or race racehorses outside the company due to the proprietary nature of the company's technology.

Item 2: Plan of Operation

NCT was founded to breed, train and race thoroughbred racehorses. The company recognizes a technological breakthrough and a major marketing opportunity in developing a unified operation to maximize profits and minimize costs. Currently, only a few of the horse farms are unified in operation. They are, however, extremely large operations with many broodmares, weanlings, and yearlings. Yet, even with all these seemingly large advantages, they are unable to consistently compete at the top level of racing.

NCT delivers a full suit of horse racing that integrates seamlessly with the company's existing horse racing infrastructure or work as a stand-alone solution. Because of the proprietary manner in which NCT can deliver its race horse product, NCT believes it is a low-cost, high-profit racehorse product provider when compared with its competition.

The NCT proprietary solution to the horse racing challenge is the company's "Power Genetics" technology, which would enable the company to determine the following:

 The horses' speed capability at a certain distance on a particular racing surface.
  The horses' burst of speed for a particular distance from the finish line
  The horses' appearance, which would make it valuable at the national sales auctions.
  The horses' real sound conformation, which would enable the horses to train and race without injury.

The "Power Genetics" enables the company to determine what horses to breed, what horses to keep and train, what horses to race, and in what races the horses will perform at maximum capability. The company will know the quality of its horses as yearlings, thus eliminating the need for many horses in order to find the "one" really good horse. It also eliminates the high cost associated with many horses.
The "Power Genetics" takes the guesswork out of how to train a particular horse for its ultimate racing style.
NCT will be able to compete in races that the horse has a good opportunity to win.

MARKET STRATEGY

The first objective is to find a broodmare with the "Power
Genetics" in the price range the company can afford. It is similar to trying to find the proverbial needle in the haystack. The second objective would be to find a second needle in the haystack, a stallion with not only the "Power
Genetics", but also the genetics to complement the broodmare and his service in a price range the company can afford.

The company has selected a broodmare named "Ms. Walkin", and was purchased in 1998. The broodmare has these "Power
Genetics":

  Race a mile on the turf surface as her best distance and racing surface
  Burst of speed of three/sixteenths of a mile from the finish line
  Does not have cosmetic appearances that would make her valuable in the auction ring
  Does not have perfect sound racing conformation

The company has selecting a stallion, "Half-Term". The stallion has the following "Power Genetics":

  Race a mile on a turf surface as the best distance and racing surface
  Burst of speed of one-fourth of a mile from the finish line Does have good cosmetic appearance and would be very valuable in a sales auction
  Does have good sound conformation for racing without being injured.

From this mating, a foal is expected on February 4, 2001. The predictability in the "Power Genetics" is as follows:

  78% probability of the horse racing at the top level of competition at a mile on the turf racing surface
  97% probability of the horse possessing a burst of speed of one-fourth of a mile from the finish line at the top level of racing
  94% probability of the horse racing a mile on the turf as its best racing distance and racing surface
  52% probability of perfect cosmetic conformation
  76% probability that the horse will have conformation which will not interfere with the horse's ability to train or race

In summary the foal has a predictability of 76% of earning over $200,000 over its racing career. The career usually lasts over two and one-half year period.

The company intends to continue this mating until a filly can replace the broodmare in the production of the company's horses. This mating however was not the company's first choice. It ranked seventh. The other horses available were outside of the company's financial ability at the present time. The stallion stud fees were over $20,000 and the purchases of broodmares were over $100,000.

The mating the company has made is the acid test for the company's proprietary technology. Given that this particular mating ranked seventh in desirability, if the foal is healthy and sound with the "Power Genetics" numbers that the company is predicting, this would indicate that the company could possibly be very successful. If the foal is not healthy or does not have the power numbers, the company may not have the ability to produce good racehorses. It's the company's ability to consistently produce top racehorses that is critical to the company's success. If the company produces a top racehorse from this mating, then the company will have improved its breeding stock. Future breedings with the offspring would be anticipated to produce even a higher quality racehorse in the company's future.

The company will have a cash flow lag until the company sells or races its horses.

The company has a current cash flow lag. It takes two years to race the company's first foal. The general overall maintenance for each individual horse usually amounts to $150 per month or $1,800 yearly per horse. The company needs to have the availability of the public security markets. The company feels that the deep discounts that most investors require from private restricted stock, is unfair to future shareholders. Furthermore, the private stock transactions could be even less available, and would indicate even deeper discounts when considering the Securities and Exchange Commission requiring OTC trading companies to be reporting companies. These facts compel the company to voluntarily report and to have access to what the company feels would be reasonable price per share transactions for the company's stock.

Thus the two most single critical events in the company's
Plan of Operation are the February 4, 2001 due date of the unborn foal to indicate strongly the proprietary technology of the company. The other event is the speed of which the company can register and report its stock to the Securities and Exchange Commission. The failure of anyone of these two factors would result in the company being unsuccessful and any stockholder losing his entire investment.

COMPETITION

While there are a number of horse breeders, there has not been a dominant horse farm breeder in the thoroughbred industry. The company knows of no farm or individual that intends to unify the breeding, training and racing of a few horses as the sole means of income to the company. The risks for the farms are substantial. If they are not successful by their horses racing well, there is no income.
Having no income will eventually put the horse farm out of business. These risks eliminate horse farms from using this business strategy. Thus the horse racing industry is segmented to reduce risks. Only the largest most financially sound horse farms unify the breeding, training and racing segments of the industry. Their strategy is numbers of broodmares bred to a few good stallions. Their objective is to produce the one good horse that would support the racehorse farm's expenses. As an example, Fusaichi Pegasus was syndicated at the end of his racing career for approximately $60,000,000. $60,000,000 for one horse is a sizeable amount to most any individual or horse farm for a single horse.

The company's competition is these extremely large and financially powerful horse farms. The Phipps, the Paulson's, and the Young's, are the perennial leaders in the horse racing industry. So how does the company hope to compete against such powerful horse racing industry leaders? The company intends to use its "Power Genetics", technology producing horses that can compete at the top level of racing and reproduce themselves consistently, thus maximizing profits while minimizing costs. NCT feels that its "Power Genetics" technology is on the cutting edge and uses State of The Art technology for the thoroughbred horse racing industry. This technology will lead the horse racing industry into the end of the 21st century.

There are few if any public horse farms for two main reasons: first, is the inability to reduce the risk involved in producing top race horses, and secondly, the people who have traditionally been in the horse racing industry are financially extremely well-off. These individuals do not need or desire public or private funding. Losing a few million dollars would not alter their lifestyle in any significant manner.

CORPORATE INFORMATION

The company has relatively small capital needs at the present time. However, the company also has no operating capital at the present time. Thus, even the slightest expense, is examined carefully by the company. The company has an agreement with the Officers and Directors, and Operations Manager of the company to maintain the company's horses through June 30, 2001. At such time the company will need to sell some of its securities either privately or through the public markets to obtain sufficient capital to continue its business plans. The registration of these securities is critical to its future success (see Reporting
Time and Cost Risks, page 10). The company has a time lag of two years or more of expenses until its first racehorses will be able to compete and the opportunity for the company to generate income to be realized. The company has no definitive plans for any public or any private transactions at the present time.

There exists two major differences between NCT's Plan of Operation and other companies' Plan of Operation.

First, NCT Officers and Directors and Operations Manager do not gain from the securities appreciation until after the public or private investors have received a substantial appreciation in the company's securities value.

The book value of the company is .19 cents per share.
Descendant Trust beneficiaries are JoAnna Curtis, Pamela J.
Brimhall and Bradley E. Brimhall. The Descendant Trust is required to pay $30 per share for the first 500,000 shares and $50 per share for the second 500,000 shares (See
Description of Securities, page 25). This means investors in the company, if they invested at book value at .19 cents per share. The investors would receive 158 times and 263 times their investment respectively before Descendant Trust would receive any appreciation on their securities. While this reverse dilution is rare in other companies, NCT feels that due to the potential volatility and high risk in the company's securities by the stockholders. The stockholders deserve to reap the initial rewards if the company is successful.

Secondly, Section 240.12(b)-21: Unavailable audited financial statement due to financial hardship or reporting.
The following is a statement asserting the financial hardships that would be incurred in an audited financial statement: Any investor investing in the company should take the unaudited financial statement as another risk to be considered in investing in the company.

Due to the potentially extreme low costs and extreme high income for the company, the audited financial statement usually is an insignificant cost to most other companies when considering their overall cost of operation. However, the cost of an audited financial statement to NCT could be more than the company's cost of operation in any one fiscal year. The management maintains the company's broodmare and has paid the following costs for the fiscal years beginning
June 30, 1999:

  pasture: $100 per month for a yearly total of $1,200
  veterinarian: $25 a month, average of $300 yearly total
  farrier: $25 per month, average of $300 yearly total
  broodmare shipping: $242 one-way for a yearly total of
$484
  breeding expenses: $315 for a yearly total of $315 stud fee: $25,000 live foal guarantee, for the fiscal year 2000 total of $2,500

Total costs: $5,099

The company asserts that in the maintenance of the company's horses, as shown above, these costs are accurate and represent the true cost incurred by management from the fiscal year beginning July 1, 1999 and ending June 30, 2000.

The cost of an audited financial statement for an ongoing business is estimated between $3,500 and $5,500 per year.
When considering the potential value of a foal, which could be as high as $60,000,000, then the company with limited resources is in a real dilemma if the company has to choose between an ongoing audited financial statement or the breeding of the company's broodmare.

The company has elected to have management of the company pay for the maintenance of the company's horses until June
30, 2001 (See Description of Securities, page 25 and
Corporation Information, page 16). The required audited financial statement would only show the cost of the broodmare purchase. Showing only the broodmare purchase will not reflect any true cost of operation and may be misleading to the stockholders, therefore, an unaudited financial statement is provided by the company. The cost of maintenance and breeding of the company's broodmare is provided in this section herein.

While the Securities and Exchange Commission was originally designed and intended to enable the public to have access on information about the company, the company feels that the Securities and Exchange Commission was not intended to be the critical "make or break" factor for a company's success. However, the company feels that registering of the company's securities, is one of the two most critical factors involved in the company's success. (See Reporting
Time and Cost Risks, page 10 and Corporation Information, page 16)

ITEM 3: Description of Property

The company leases two acres of pasture for $100 per month.
The company has located its broodmare in various locations throughout Phoenix, Arizona and the surrounding metropolitan area, depending upon the quality of the grass in those locations. The total cost including feed supplements, veterinarian care, and farrier service is approximately $150 per month. With the unborn foal, this cost will increase to $200 per month. This cost should be incurred when the foal is weaned about June 30, 2001.
These costs should remain relatively constant, excluding any disease or major injuries to the company's broodmare or unborn foal.

The company owns various tack and horse supplies, sufficient for the care and maintenance of its broodmare and anticipated foal. These tack and supplies are rather insignificant and usually last many years and are approximately $200 in total.

The company's real asset is its broodmare, "Ms Walkin".
The company spent a vast amount of time and energy in research to find the genetic pedigree of natural horse racing ability. Sound conformation and extremely low purchase price: Thus the company purchased "Ms Walkin" for $5,000. "Ms. Walkin" sold as a weanling for $4,500, $5,000 as a two-year old, and $5,000 as a nine-year old broodmare.
The company feels "Ms Walkin" has the genetics, heritage, and conformation encompassed by the technology of "Power
Genetics". The company feels that "Ms Walkin" should have sold for a much larger price tag. The broodmare is invaluable to the company in producing its racehorses. So why did the broodmare sell so cheaply? "Ms Walkin" has cosmetic flaws that would not affect her racing ability but would affect her selling in the national auctions. The cosmetic flaws include her right front foot turns out slightly from the shoulder. Her left back foot is slightly a clubfoot. The broodmare is generally slightly off balance and the broodmare is slightly out of proportion. The broodmare raced in three races at three/fourths of a mile on the dirt surface, placing fifth in all three of these allowance races. Her "Power Genetics" indicated that her best racing distance would be a mile on the turf or grass surface. Therefore, she never was able to compete on the proper racetrack surface or the proper distance that would have showed her true capability as a racehorse.

Thus the company feels fortunate to have procured her at such a low price, considering what her purchase price might have been if she had been raced and trained for racing at a mile on the grass or turf-racing surface. Furthermore, the broodmare's sire, "Misawaki's" 2001 stud fee is $35,000.
"Misawaki's" life time average yearling sales are $110,021 according to the industry's national magazine, The
Bloodhorse Magazine, Stallion Register 2001. The broodmare's dam, "Split-Sentence" has a foal that sold for over $200,000 as a yearling. The company using its "Power
Genetics", technology was able to procure what it feels is a topnotch broodmare at an almost absurd low price.

"Half-Term", who is the stallion of the unborn foal costs the management of the company $484 in shipping, breeding expenses of $315 and $2,500 for the right to obtain his services. This mating was not the company's first choice, but was within the company's financial ability and ranked seventh in desirability when breeding to our broodmare.

The unborn foal is a line-breeding to the stallion, "Mr.
Prospector". "Mr. Prospector" is a legend in the thoroughbred horse racing industry. The company's foal will be genetically three/eighths "Mr. Prospector". A direct son of "Mr. Prospector" would be genetically four/eighths "Mr. Prospector". The unborn foal is genetically very similar to "Fusaichi Pegasus" whose sire is "Mr. Prospector" and whose dam by "Dansig", a "Northern
Dancer" son. Thus both the sire and dam side are genetically similar to the company's unborn foal.
"Fusaichi Pegasus" was syndicated for approximate
$60,000,000 at the end of his racing career.

The unborn foal has been checked by Arizona Equine, a local veterinarian hospital, to report that the foal is alive and kicking and in good health. This is important because abortion is nature's way of eliminating any naturally deformed foals.



ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

Security Ownership of Certain Beneficial owners

The following table sets forth the beneficial ownership for the company's sole class of common stock of the company's beneficially owned by all directors, officers, and 5% or more holders.

The par value for the company's issued and outstanding common stock as shown below, has a par value of .1923 cents per share. The company does not issue dividends on the common stock. The company's common stock is non-cumulative. The common stock has no preference over or under any other common stock. The common stock has no convertible common stock or warrants or options to obtain common stock.

Name and              Nature of         Number of        Percent
Address of            Beneficial        Shares
Beneficial            Ownership
Owner
----------            -----------        ---------        ------

Nevada Classic        Record             74,000(1)         74%
Thoroughbreds, Inc.   Treasury Stock
1649 E. Hackamore
Mesa, AZ  85203

Brad Brimhall          Record             2,000             7.7%
                       Beneficial Owner
No more than 10,000 shares may be sold in any one fiscal year.
(See Description of Securities, page 25).

The following table sets forth the beneficial ownership for the company's sole class of preferred stock of the company's beneficially owned by all directors, officers, and 5% or more holders.


The par value for the company's issued and outstanding preferred stock as shown below, has a par value of $1.00 per share. The company does not intend to issue dividends on the preferred stock at the present time or in the foreseeable future. The preferred stock has no preference over or under any other preferred stock.

Name and              Nature of         Number of        Percent
Address of            Beneficial        Shares
Beneficial            Ownership
Owner
----------            -----------        ---------        ------
Nevada Classic        Record             5,000             100%
Thoroughbreds, Inc.
1649 E. Hackamore
Mesa, AZ  85203

(See Description of Securities, page 25)

Item 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS.

The Directors and Officers of the company are as follows:

Name                   Age               Position
----                 ---------         ---------
JoAnna Curtis          56               President/CEO
Pamela J. Brimhall     50               Secretary/Treasurer
Bradley E. Brimhall    56               Operations Manager
Carol A. Bushman       51               Accounting Officer
Kristen Curtis         27               Transfer Agent

The management term of office is for one fiscal year, beginning July 1st and ending June 30th. There exists a family relationship: JoAnna Curtis is the mother of Kristen
Curtis. No other family relationships exist. Ms. Brimhall and Brad Brimhall are of no relation even though they have the same last name.

JOANNA CURTIS.  Ms. Curtis became President of Nevada
Classic Thoroughbreds in 1998.  JoAnna Curtis has operated
Nevada Classic Thoroughbreds since 1998.  In 1998, Nevada
Classic Thoroughbreds, Inc. merged with Cherry Blossom
Farms, incorporated in Nevada on January 24, 1994. JoAnna has been influential in the Charter School system, developing one of the first charter schools in the Phoenix, area of Arizona. The Charter School she co-established is called EduPrize. JoAnna is a graduate of Brigham Young
University in Provo, Utah.  Ms. Curtis majored in
Education and has been in the educational field teaching and developing curriculum for approximately the last twenty years. Joanna's duties for the company include the maintenance of the company's horses and provided funding for research and development and in the planning and development of the corporation's business plans.

PAMELA J. BRIMHALL. Ms. Brimhall is a technical computer systems analyst for the company. She has been a legal secretary and computer systems analyst for legal firms.
Her duties for the company include formation of the company's business strategies, Securities and Exchange
Commission correspondence as well as the graphic designing of the company's brochures, cards and other correspondence.
Ms. Brimhall will also be involved in Internal Revenue
Service tax forms along with the corporation's accountant officer, Carol Bushman.

BRADLEY E. BRIMHALL.  Mr. Brimhall is the originator of
"Power Genetics", the proprietary technology of the company. Mr. Brimhall is a graduate of the University of Utah in Salt Lake City, Utah. His major course of study was Economics in the College of Letters and Science. Mr.
Brimhall's expertise for the company will be in the breeding, training and racing of the company's horses.
Brad has been an owner of racehorses, managing horse syndications, and President and CEO of Cherry Blossom
Farms. Brad has also trained various types of animals, such as dogs, birds as well as horses, in the areas of behavior modifications. Mr. Brimhall will be involved in the day-to-day activities of the company.

CAROL A. BUSHMAN. Ms. Bushman is the company's accountant officer. She is an author and also is currently employed by the accounting firm, Skinner Tameron & Co., LLP. Ms.
Bushman's responsibilities are to maintain NCT's accounting records, and help provide financial data for the Securities and Exchange Commission as well as the Internal Revenue
Service. Ms. Bushman will hold the bank account records, and along with Ms. Brimhall is responsible for the financial reporting to the Securities and Exchange
Commission.


KRISTEN CURTIS. Ms. Curtis is the company's transfer agent. She is currently employed by a large commercial contracting company, Builders Guild. Her duties at Builders Guild are keeping the records of construction bids for various commercial construction projects. Ms. Curtis corresponds with various subcontractors and performs the duties similar to that of a transfer agent as far as computer technology and integrating business systems into a single database. Ms. Curtis, along with Ms. Brimhall and Ms. Bushman comprised a system for the company website, e-mail, marketing and graphic designs as well as the financial and reporting criteria for the Internal Revenue
Service and the Securities and Exchange Commission.

Item 6:  EXECUTIVE COMPENSATION

Executive Compensation. The following table sets forth the compensation received for services rendered to the Company during the fiscal year ended June 30, 2001 by our Operations Manager.

                           SUMMARY COMPENSATION TABLE

Name and Principal  Annual Compensation  Other Annual  Long-Term
All Other
Positions   Salary($) Bonus($) Compensation  Compensation Awards
---------    ------    -----    ------------  ------------ -----
-
Bradley E.   2,000 shares of      None         None        None
Brimhall(1)  company stock

The common stock is valued at .1923 (cents) per share, which amounts to $364 compensation for the year beginning July 1, 1999 and ending June 30, 2000. (See Description of Securities, page
25.)

(1)	Bradley E. Brimhall became Operations Manager of Nevada
Classic Thoroughbreds, Inc. on November 1, 2000.  Mr.
Brimhall is issued 2,000 shares of common stock on an annual basis and as part of his employment agreement.

The company did not pay to its President/CEO or Secretary or any Executive Officers or Directors any compensation. The company does not have any defined benefit or actuarial plan with respect to any Executive Officer or Director under which benefits are determined primarily by final compensation and years of service.

None of the company's Officers or Directors has received such compensation in the past. All Officers and Directors act without compensation until authorized by the Board of Directors.
Further, none of the Directors is accruing any compensation under any agreement with the company.

Nevada Classic Thoroughbreds, Inc. has not reimbursed any expenses incurred by management in the maintenance of the company's horses. The purchase of the broodmare and the maintenance of the company's horses are a part of the original merger with Cherry Blossom Farms and the exchange of stock (See Description of Securities, page 25).

GRANTS AND OPTIONS

The company did not offer any stock options to any Officer or Director in the fiscal year ending June 30, 2000.

Item 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no party transactions or any other transactions or relationship required to be disclosed pursuant to Item 404, Regulation S-B.

Item 8: DESCRIPTION OF SECURITIES
The company's authorized capital stock consists of 5,000,000 shares or value .001 per share. There are 100,000 shares of common stock issued and outstanding as of the date of this filing. All shares of common issued and outstanding stock (100,000 shares) have equal voting rights, one vote per share in all matters to be voted upon by the shareholder. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued as fully paid and non-assessable shares. Cumulative voting in the election of Directors is not permitted, and all shares of the Company's common stock, issued and outstanding are fully paid and non assessable.

Descendant Trust common stock is held by the company in the name of Descendant Trust until the shares are fully paid. The
Descendant Trust shares are full voting shares as provided for in the Company's Bylaws, Exhibit 2. (See Stockholder's Equity below).


STOCKHOLDER'S EQUITY

1) 100,000 shares of common stock issued, outstanding, and tradable within one year when accepted for trading with the Securities and Exchange Commission.

    a)  14,000 shares of common stock issued and outstanding

    b) 2,000 shares of common stock earmarked for salaries within any one fiscal year.

    c)  10,000 shares of common stock issued to Nevada Classic
Thoroughbreds, Inc. that can be sold within any one year

    d)  74,000 shares issued and outstanding to Nevada Classic
Thoroughbreds, Inc. reserved for issuance.

2)  1,000,000 shares of restricted insider stock to Descendant
Trust

The address of the Descendant Trust is 1649 E. Hackamore, Mesa, Arizona, 85203. The joint trustees are JoAnna Curtis, Pamela J. Brimhall and Bradley Brimhall. JoAnna Curtis, Pamela J. Brimhall and Bradley Brimhall have joint beneficial interest of the Descendant Trust on an equal basis.

The Descendant Trust is to have the following requirements and restrictions:

    a) The 1,000,000 shares of restricted stock cannot be sold until January 1, 2002.

    b) The Descendant Trust cannot trade, sell, or otherwise transfer stock until the stock is exercised.

    c) The stock is exercised by paying the purchase price per share.

    d)  The purchase price is $30 per share for the initial
500,000 shares.

    e)  Purchase price is $50 per share for the remaining
500,000 shares.

    f)  There is no time limit on the exercise of the stock.

    g) Nevada Classic Thoroughbreds, Inc. will hold the stock certificates in the name of Descendant Trust until the stock is exercised.

    h) The stock shares issued to Descendant Trust are full voting shares at the time of issuance and recorded on the books of the company in the name of Descendant Trust whether the stock is exercised or unexercised by the Descendant Trust (See Description of Securities, page 25. This was part of the merger agreement between Cherry Blossom Farms and Nevada Classic Thoroughbreds in October 1998 as provided for in the company's Bylaws (Section 11 and Section 12).

2) 5,000 shares of preferred stock issued and outstanding to Nevada Classic Thoroughbreds, Inc.

Per Share Earnings

Earnings equal earnings or inventory evaluation in the company's horses. The earnings per share of the company's common stock issued and outstanding or to be issued and outstanding are $ .1923 per share on the 26,000 shares, year ending July 1, 2000 to June 30, 2001.

The earnings per share of the company's preferred stock, issued and outstanding are $1.00 per share on the 5,000 shares.

PART II

Item 1: MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

There is no market for the company's securities at the present time.

The failure of the company to qualify it's company securities or to meet the relevant maintenance criteria after such qualification in the future, may result in the company being unable to publicly trade its securities. As a result, a stockholder may find it more difficult to dispose of, or to obtain accurate information as to the market value of the company's securities.

There are approximately 200 holders of the company's common stock between 1999 and 2000

The company has not paid any dividends to date and has no plans to do so in the immediate foreseeable future.

Item 2: LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the company or any of its Officers, Directors or Employee. This includes any securities complaint. No person in the company is restricted from operating in any fashion within the horse racing industry due to any litigation.

Item 3: CHANGES IN AND DISAGREEMENTS WITH THE ACCOUNTANTS

There are no disagreements with the accountant.

Item 4: RECENT SALES OF UNREGISTERED SECURITIES

There has been no sale of company securities within the last two fiscal or calendar years.

     Underwriters and Other Purchasers:
     There were no underwriters in the sale and issuance of any of the company's securities. All of the initial holders of the common stock from the company have been through business relationships with the company.

Item 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of the Nevada Revised Statutes, there shall be no personal liability of a Director or Officer to the Company, or its stockholders for damages for breach of fiduciary duty as a Director or Officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.



PART F/S

Financial Statements. The following financial statements are attached to this report and filed as a part thereof.








Nevada Classic Thoroughbreds, Inc.

FINANCIAL REPORT

FINANCIAL STATEMENTS


                          TABLE OF CONTENTS


Report of NCT Management. . . . . . . . . . . . . . . . .page 2

Balance Sheet. . . . . . . . . . . . . . . . . . . . . . page 3

Footnotes . . . . . . . . . . . . . . . . . . . . . . . .page 4

Statements of Operations . . . . . . . . . . . . . . . . page 5

Statements of Cash Flows . . . . . . . . . . . . . . . . page 6

Notes to the Financial Statements . . . . . . . . . . . .page 7






Report of Nevada Classic Thoroughbreds, Inc.
Board of Directors


This report contains Nevada Classic Thoroughbreds, Inc.'s accompanying Balance Sheet, the related Statement of Operations and Statement of Cash Flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our management responsibility is to express an opinion on these financial statements.

In the company management's opinion, the financial statements, referred to in all material respects, as well as the financial position of Nevada Classic Thoroughbreds, Inc., as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 1999 and 2000, are in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Notes to the financial statement, the company's liabilities are presently being met through company management and will continue being met by company management through fiscal year end, June 30, 2001.


















2





FINANCIAL INFORMATION
PART 1



FINANCIAL STATEMENT



NEVADA CLASSIC THOROUGHBREDS, INC.



Unaudited Balanced
Sheet



November 1, 2000 - December 31, 2000







Startup






ASSETS






   Cash


$

-


   Horse
Inventory(2)



5,000


   Other Assets



-


   TOTAL ASSETS

$

5,000


26,000(1)





LIABILITIES & STOCKHOLDERS EQUITY





   Current Liabilities(2)

$

-


   Long Term Liabilities


-


   Stockholders Equity:




      Common Stock  ($.001/share)


5,000


   TOTAL LIABILITIES  &




   STOCKHOLDERS EQUITY
$

5,000


26,000(1)






Book Value -
Tradable Shares
Issued and
Outstanding


$.1923/share



3


Footnotes:

(1)	The maximum number of securities refers to both the
tradable and common stock to be tradable for the years
ending June 30, 2000 and ending June 30, 2001
(2)	The management of Nevada Classic Thoroughbreds, Inc. has
absorbed all expenses and will maintain the company's horses until June 30, 2001. The liabilities were included in this financial statement for the stockholders as a more realistic picture of Nevada Classic Thoroughbreds, Inc.

































4







NEVADA CLASSIC THOROUGHBREDS, INC.
STATEMENT OF OPERATIONS
Period Ended December 31, 2000 and 1999
(unaudited)



2000
1999



Revenues


   Racing
0.00
0.00
   Breeding
0.00
0.00



Inventory Evaluation
$  5,000.00
$  5,000.00



Costs and Expenses(2)


   Operation and
   Administration and
   general expenses


0.00


0.00



Loss before income
   taxes/credit for income
   taxes


0.00


0.00



Preferred stock dividend
   Requirement

0.00

0.00



Weighted Average of Share
   Outstanding
26,000.00
14,000.00



Net Loss/Income per share
0.00
0.00



Dividends paid per share


   Preferred stock
None
None
   Common stock
None
None








5




NEVADA CLASSIC THOROUGHBREDS, INC.
STATEMENT OF CASH FLOWS
Period Ended December 31, 2000 and 1999
(unaudited)



2000
1999



Cash flows from operating
   activities

$     0.00

$     0.00



Net loss/Income
$     0.00
$     0.00



Increase in receivables
$     0.00
$     0.00



Increase in accounts payable
   Income taxes, accrued expenses
   and other Liabilities


$     0.00


$     0.00



Others
$     0.00
$     0.00



Net cash used by operating
   Activities

$     0.00

$     0.00



Cash flows from investing
   Activities

$     0.00

$     0.00



Cash flows from financing
   Activities

$     0.00

$     0.00
















See accompanying notes

6

NEVADA CLASSIC THOROUGHBREDS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2000

(unaudited)



GENERAL

The financial statements included herein have been prepared by the Company without audit. Since 1998, the company management has maintained the cost of the broodmare as well as other company expense and will continue until fiscal year end, June 30, 2001.
     Footnote (1): The company's management has agreed to pay for the maintenance of the company's broodmare through June 30, 2001 as additional paid-in capital for its stock in the formation of Nevada Classic Thoroughbreds, Inc. The company's management at its own option may extend the maintenance of the company's horses. The company management may also at its own discretion pay for the breeding right for the June 30, 2000 to
June 30, 2001 breeding season.   The company management, at its
option, may pay for the filing and expenses of this registration statement. The company's management may pay for any expense it
7


deems necessary or beneficial at its own discretion. These payments will be shown as additional paid-in capital for management's original full voting shares of common stock as reported on the company's stockholder's book.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted.














8




PART III

Item 1: Index to Exhibits

  Exhibit 1: Articles of Incorporation

  Exhibit 2: Bylaws

Item 2:  Exhibit Descriptions

  Exhibit 1 shall contain the Nevada Classic Thoroughbreds, Inc.
Article of Incorporation filed with the State of Nevada on November 1, 2000.

  Exhibit 2 shall contain the Nevada Classic Thoroughbreds, Inc.
Bylaws on the records of the company adopted November 1, 2000.



SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Nevada Classic Thoroughbreds, Inc.

Date:  January 15, 2001       By:  /s/ Carol A. Bushman
                              Duly Authorized
                              Chief Accounting Officer



7

6